SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Form N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Banner Ridge DSCO Private Markets Fund

Address of Principal Business Office:

641 Lexington Avenue

31st Floor

New York, NY 10022

Telephone Number: (212) 301-7135

Name and address of agent for service of process:

Scott Halper

c/o Banner Ridge Partners, LP

641 Lexington Avenue

31st Floor

New York, NY 10022

With copies to:

David W. Freese, Esq.

Morgan, Lewis & Bockius LLP

2222 Market St.

Philadelphia, PA 19103

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes [X] No [ ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of New York, State of New York on the 3rd day of July, 2025.

Banner Ridge DSCO Private Markets Fund

		By:	/s/ Anthony Cusano
		Name:	Anthony Cusano
		Title:	Sole Initial Trustee

Attest:	/s/ Scott Halper
Name:	Scott Halper
Title:	Vice President and Secretary